EXHIBIT 23.2

Report and Consent of Independent Registered Public Accounting Firm

The Board of Directors

EndoChoice Holdings, Inc.:

The audits referred to in our report dated March 17, 2015, included the related financial statement schedules as of December 31, 2014, and for each of the years in the three-year period ended December 31, 2014, included in the registration statement (333-203883) incorporated by reference. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the use of our report incorporated by reference.

/s/ KPMG LLP

Atlanta, Georgia
June 12, 2015